[LETTERHEAD OF SHANDA GAMES LIMITED]

January 29, 2014

Via Edgar

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549

Attention:	Patrick Gilmore, Accounting Branch Chief
David Edgar, Staff Accountant
Christine Davis, Assistant Chief Accountant

Re:	Shanda Games Limited
Form 20-F for the Fiscal Year Ended December 31, 2012
Filed April 8, 2013
File No. 001-34454

Dear Ladies and Gentlemen:

We provide the following response to the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated January 23, 2014 with respect to the annual report on Form 20-F for the fiscal year ended December 31, 2012 (the “2012 20-F”) of Shanda Games Limited (the “Company” or “Shanda Games”) filed on April 8, 2013.

The Staff’s comment is repeated below, followed by the Company’s response.

Item 5. Operating and Financial Review and Prospects

A. Operating Results

Critical Accounting Policies

Revenue Recognition, page 66

1.
Your response to prior comment 1 indicates that “there are no substantive differences when comparing mobile games launched and operated outside of China (versus in China) that would impact the Company’s revenue recognition.” However, we note that this is inconsistent with your disclosure on page 67 which indicates that “for mobile game revenues generated in China, we recognize revenues net of commission fees charged by telecommunication operators or smart phone application platforms because we do not set the price sold to our players.” Please advise. If revenue from games revenues generated in China are recognized on a net basis please describe in detail how revenue arrangements generated in China differ from those outside of China and explain your basis for net recognition.

The Company respectfully advises the Staff that its previous response, as quoted above, indicating that there would be “no substantive differences” by comparing mobile game revenues recognized in China versus those recognized outside of China should have been qualified to indicate that such response was made with respect to 2013. In 2013, substantially all of the Company’s mobile game revenues generated in China and all of the Company’s mobile game revenues generated outside of China were recognized on a gross basis.

The inconsistency noted by the Staff stems from a quantitatively immaterial amount of mobile game revenues which are recognized on the net basis pursuant to ASC 605-45. The following table sets forth the amounts of mobile game revenues with a breakdown of revenues recognized on a gross basis and on a net basis. The table also sets forth unaudited amounts for the nine months ended September 30, 2013 to provide further context, showing the rapid growth of mobile game revenues and the relative change of contributions of revenues recognized on a gross basis and on a net basis.

Period	Full year 2012	Nine months ended September 30, 2013
Mobile game revenues recognized on a net basis	RMB 3.2 million (1)	RMB 7.4 million (1)

As % of mobile game revenues	31.4%	2.0%
As % of total revenues	0.1%	0.2%
Mobile game revenues recognized on a gross basis	RMB 7.0 million (2)	RMB 353.9 million (3)

As % of mobile game revenues	68.6%	98.0%
As % of total revenues	0.1%	10.7%
Total mobile game revenues	RMB 10.2 million	RMB 361.3 million

As % of total revenues	0.2%	10.9%
Total revenues	RMB 4,682.1 million	RMB 3,315.3 million

(1)	These amounts were generated solely from games operated in China.

(2)	These amounts were generated solely from games operated outside China.

(3)	These amounts were generated from games operated both in China and outside China.

With respect to the year ended December 31, 2012, the Company’s disclosure appearing on page 67 of the 2012 Form 20-F stated: “For mobile game revenues generated in China, we recognize revenues net of commission fees charged by telecommunication operators or smart phone application platforms because we do not set the price sold to our players. For mobile game revenues generated in overseas markets, we recognize revenues at the gross amount before deduction of commission fees, as we are the primary obligor in these arrangements. We are responsible for the hosting, operation, and delivery of the games, and have latitude to establish the pricing.” These statements remained accurate with respect to mobile game revenues for the year ended December 31, 2012.

With respect to 2013, the above statements are no longer accurate, as mobile game revenues generated in China were recognized both on a gross basis and a net basis. From 2013,  due to the adoption and expansion in China of the Company’s principal strategy and business model described in the Company’s December 19, 2013 letter where games are operated and delivered by the Company using marketing agents such as Apple and where the Company establishes pricing for mobile games (the “principal business model”), the amounts recognized on a net basis have become insignificant compared to those recognized on a gross basis, and substantially all of the Company’s mobile game revenues generated in China, like those of the Company’s mobile game revenues generated outside of China, were recognized on a gross basis. Therefore, the differences giving rise to net basis recognition of revenues related to immaterial amounts in 2013. Additionally, starting with its announcement of its results for the first quarter of 2013, the Company no longer segregates MMORPG or mobile game revenue into amounts inside China or outside China, and categorized revenues into MMORPG, mobile game, and other revenues.  As such, the geographic distinction also became less important qualitatively.

Revenues recognized on a net basis mainly concern a small number of less popular game titles delivered in China. For these games, the Company, at its own discretion, originally launched these titles through third party delivery intermediaries, such as China Mobile.  For these few titles, the intermediaries set prices and withhold fees.  The arrangements underpinning these few minor games are limited to China and are substantially different than the arrangements underpinning the Company’s principal business model, as these few titles in China are operated through intermediaries with pricing set by the intermediaries rather than by the Company using marketing agents with prices set by the Company. For these reasons, the Company concluded that, for these few games offered in China through arrangements with intermediaries, net-basis recognition is appropriate as the Company does not establish pricing, a key determinant in the qualitative evaluation under ASC 605-45. However, such revenues accounted for only 0.1% of the total revenues of the Company for the year ended December 31, 2012. In addition, although the Company continued to have such arrangements in 2013, revenues from such arrangements contributed to only 0.2% of the Company’s total revenues for the nine months ended September 30, 2013, which the Company considers to be insignificant. The relationship with the telecommunication operators is not expected to significantly change as the Company’s growth strategy is focused on the principal business model referred to above. Accordingly, for the forthcoming 2013 Form 20-F, the Company plans to omit or substantially reduce language regarding net-basis revenue recognition and focus on amounts recognized on a gross basis. As discussed in the previous response letter to the Staff dated December 19, 2013, the Company plans to incorporate disclosure in substantially the following form in its forthcoming filings:

For mobile game revenues, which are principally generated through Apple’s App Store and Google’s Google Play, we recognize revenues at gross amounts before deduction of commission fees due to the mobile device application providers, as we are the primary obligor in these arrangements.  We are responsible for the hosting, operations, and delivery of the gaming experience to end users, and we have the latitude to establish pricing for virtual currency purchased by end users.  The commission fees charged by these mobile device application platforms are recognized as a component of sales and marketing expense.  For a few minor of gaming titles delivered through certain third party intermediaries such as telecommunication operators, we do not establish the prices for purchases by end users and therefore recognize revenues on a net basis; however, such arrangements are quantitatively immaterial and constitute less than [  ]% of mobile game revenues.

*                *                *

In providing the above responses and in response to the Staff’s request, the Company here by acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or would like to obtain additional information, please do not hesitate to contact me by email at zxd@shandagames.com or James C. Lin of Davis Polk & Wardwell LLP by telephone at (852) 2533-3368 or by email at james.lin@davispolk.com.

Thank you very much for your assistance.

Sincerely,

/s/ Xiangdong Zhang
Xiangdong Zhang
Chief Executive Officer

cc:	James C. Lin, Davis Polk & Wardwell LLP
Jianbin Gao, PricewaterhouseCoopers Zhong Tian LLP
Sean Fu, PricewaterhouseCoopers Zhong Tian LLP